UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  August 1, 2008

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

August 1, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES THE RE-APPOINTMENT OF ALLAN FELDMAN OF A.J.F. CONSULTANTS LTD. FOR INVESTOR RELATIONS

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), the OTCBB (ASXSF) and the Frankfurt Exchange (QLD), is pleased to announce the Company has re-appointed Mr. Allan Feldman, of A.J.F. Consultants Ltd. to provide investor relations services.  Mr. Feldman, whose principle office is situated in Delta, B.C., has worked with the Company for the past five years and has over 25 years of public relations and marketing experience for both public and private companies. Mr. Feldman has been retained by the Company for a term of one year and his responsibilities will include assisting with the dissemination of news releases, dissemination of corporate data packages, broker presentations, broker communications, mining analyst communications, attending trade shows and handling all shareholder enquiries regarding the Company.  A.J.F. Consultants will receive $7,833.33 (plus G.S.T.) per month in remuneration and be reimbursed for all approved expenses and the Company will grant A.J.F. Consultants stock options to acquire 375,000 shares in the capital of the Company at an exercise price of $0.35 per share. The agreement and grant of options is subject to both Board and TSX Venture Exchange approval.

Further to the Company’s News Releases issued July 14, 2008 and July 28, 2008, the Board of Directors have approved the previously announced grant of 3,500,000 options with an effective date of grant of August 1, 2008.  Of these options, 2,600,000 have been granted to Directors, Officers and Investor Relations Consultants of the Company.  3,400,000 options are exercisable at a price of $0.35 per share and the remaining 100,000 options are exercisable at a price of $1.00 per share.  All options are granted for a period of three (3) years, unless such options are earlier terminated in accordance with Company’s Stock Option Plan or TSX Venture Exchange policies.

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and in Quebec,  Mario Drollet at MI3 Corporate Communications (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.